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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                         Pacific Gateway Properties, Inc.
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                                 (Name of Issuer)

                                   Common Stock
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                          (Title of Class of Securities)

                                   694329-10-3
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 August 20, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 694329-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                100
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               100
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 1%
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14   TYPE OF REPORTING PERSON*
     OO
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

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
                                   SCHEDULE 13D
CUSIP NO. 694329-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                268,832
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               268,832
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     268,832
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 694329-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Liberty Self Stor, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,271,406
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,271,406
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,271,406
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.7%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 694329-10-3

     This Amendment No. 2 to Schedule 13D Statement is filed on behalf of the Richard M. Osborne Trust (the "Trust"), Liberty Self Stor, Ltd., an Ohio limited liability company ("Liberty"), and Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting the following amendment and supplement to Items 4 and 5 by the Trust, Liberty and the Fund regarding Pacific Gateway Properties, Inc., a New York corporation ("Pacific Gateway").


Item 4.   Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended and supplemented as follows:

     Pacific Gateway has made a preliminary proposal regarding a business combination to be negotiated among Pacific Gateway, USP Real Estate Investment Trust, an Iowa trust ("USP") and Cedar Income Fund Ltd., an Iowa corporation ("Cedar"). Mr. Osborne, Chairman of the Board, and Mr. Calabrese, a director of Pacific Gateway, together own more than 5% of the common stock of USP. The terms, conditions and structure of any such business combination will depend on, among other things, (1) the reactions of management of USP and Cedar to Pacific Gateway's preliminary proposal, (2) Pacific Gateway's completion of its due diligence regarding the financial position and real estate portfolio of USP and Cedar, (3) review of Pacific Gateway's financial position and real estate portfolio by USP and Cedar, (4) real estate and securities market conditions and (5) other relevant factors. There can be no assurance that any business combination or other transaction will occur between Pacific Gateway, USP or Cedar.


Item 5.   Interest in Securities of the Issuer

     Item 5 of Schedule 13D is hereby amended and supplemented as follows:

     (c) None of the Trust, Liberty or the Fund has effected any transactions in shares of common stock, par value $1.00 per share, of Pacific Gateway (the "Shares") in the last 60 days. Prior to that time and since the filing of Amendment No. 1 to Schedule 13D Statement on April 28, 1997, Liberty acquired 815,500 Shares from the Trust, at the Trust's cost, which ranged from $5.00 to $5.63 per share.



Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.7    Joint Filing Agreement




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CUSIP No. 694329-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 2, 1997             TURKEY VULTURE FUND XIII, LTD.


                                     By: /s/ Richard M. Osborne
                                        ------------------------------
                                         Richard M. Osborne, Manager



                                     RICHARD M. OSBORNE TRUST


                                     By:  /s/ Richard M. Osborne
                                         -----------------------------
                                          Richard M. Osborne, Trustee



                                     LIBERTY SELF STOR, LTD.


                                     By: /s/ Richard M. Osborne
                                         -----------------------------------
                                         Richard M. Osborne, Managing Member


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CUSIP No. 026791-10-3

                                  Exhibit Index

     Exhibit 7.7 -- Joint Filing Agreement